20 March 2007

Corus Group plc

DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification today from Deutsche Bank AG London, in accordance with DTR 5 of the Transparency Obligations Directive, that on 16 March 2007 Deutsche Bank AG and its subsidiary companies interest in the ordinary shares of Corus Group plc’s issued share capital was below 3%.

Deutsche Bank AG London is a branch of Deutsche Bank AG, a corporation domiciled in Frankfurt, Germany.